SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
SILVERLEAF RESORTS, INC.
(Name of Applicant)
1221 River Bend Drive
Suite 120
Dallas, Texas 75247
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:

Title of Class	Amount

10% Senior Subordinated Notes due 2012	An Aggregate of $10,000,000
Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Application for Qualification.

NAME AND ADDRESS OF AGENT	WITH A COPY TO:
FOR SERVICE:

Robert E. Mead	David N. Reed
Chairman & Chief Executive Officer	Meadows, Collier, Reed, Cousins & Blau, LLP
Silverleaf Resorts, Inc.	901 Main Street
1221 River Bend Drive	Suite 3700
Suite 120	Dallas, Texas 75202
Dallas, Texas 75247
The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307( c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL
ITEM 1. GENERAL INFORMATION
     (a) Form of Organization: Silverleaf Resorts, Inc. (the “Company” or “Applicant”) is a Corporation.
     (b) State or Other Sovereign Power under the Laws of Which Organized: Texas
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE
     The Applicant is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereunder, in connection with the Company’s note exchange as described herein (the “Exchange”). The Exchange is being made by the Company pursuant to its Purchase and Exchange Agreement dated May 14, 2009 and consists of a tender of $10.0 million of the Company’s outstanding 8% Senior Subordinated Notes due 2010 (the “Old Notes”) held by Grace Brothers, Ltd. (the “Holder”), at face value. In exchange, the Company is issuing (i) $10.0 million of the Company’s 10% Senior Subordinated Notes due 2012 (the “Exchange Notes”) and (ii) a cash payment on each of Holder’s Old Notes in an amount equal to the accrued, unpaid interest up to (but not including) the date of exchange (the “Exchange Date”).
     The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, or other person for soliciting the tender of the Old Notes from the Holder. There have not been and there will not be any sales of securities of the same class as the Exchange Notes by the Company or through any underwriter at or about the same time as the Exchange.
     Certain officers and employees of the Company have been involved in the solicitation and negotiation of the Exchange with the Holder of the Old Notes, but such officers and employees will receive no additional compensation for such activities.
AFFILIATIONS
ITEM 3. AFFILIATES
     Each of the following corporations is a wholly-owned subsidiary of the Company:
Awards Verification Center, Inc., a Texas corporation
Silverleaf Travel, Inc., a Texas corporation
Silverleaf Berkshires, Inc., a Texas corporation
People Really Win Sweepstakes, Inc., a Texas corporation
SLR Research, Inc., a Texas Corporation
Silverleaf Finance II, Inc., a Delaware corporation
Silverleaf Finance III, Inc., a Delaware corporation
Silverleaf Finance IV, LLC, a Delaware limited liability company
Silverleaf Finance V, Ltd., a Delaware limited partnership
Silverleaf Finance V, LLC, a Delaware limited liability company
Silverleaf Finance VI, LLC, a Delaware limited liability company
     Additionally, the following persons may be deemed to be affiliates of the Company as of May 14, 2009 based upon ownership of 5% or more of the Company’s voting securities and/or positions held with the Company:
The Holder and Bradford T. Whitmore are the beneficial owners of approximately 19.60% of the Company’s outstanding common stock.
Robert E. Mead, Chairman of the Board and beneficial owner of approximately 24.51% of the Company’s outstanding common stock.

     Certain persons may also be deemed to be affiliates by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
     The Company anticipates no change in affiliates prior to the effective date of the Exchange.
MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
     The following persons serve as directors and executive officers of the Company as of the date hereof:

NAME AND ADDRESS	OFFICE
Robert E. Mead (a)	Chairman, Chief Executive Officer, President, and Director
Sharon K. Brayfield (a)	President—Owner Based Marketing and Sales Administration
David T. O’Connor (a)	Senior Executive Vice President—Sales
Robert M. Sinnott (a)	Chief Financial Officer
Joe W. Conner (a)	Chief Operating Officer—Finance, Development and Resort Operations
Edward L. Lahart (a)	Chief Operating Officer—Marketing and Financial Services
Harry J. White, Jr. (a)	Vice President—Treasurer
Thomas J. Morris (a)	Executive Vice President—Capital Markets and Strategic Planning
Michael D. Jones (a)	Chief Information Officer
Sandra G. Cearley (a)	Corporate Secretary
J. Richard Budd (b)	Director
James B. Francis, Jr. (c)	Director
Herbert B. Hirsch (d)	Director
Rebecca Janet Whitmore (e)	Director

(a)	The mailing address for such person is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

(b)	The mailing address for such person is 58 Piping Rock Road, Locust Valley, New York 11560.

(c)	The mailing address for such person is 2911 Turtle Creek Boulevard, Suite 925, Dallas, Texas 75219.

(d)	The mailing address for such person is 64 Hurdle Fence Drive, Avon, Connecticut 06011.

(e)	The mailing address for such person is 10305 Oaklyn Drive, Potomac, Maryland 20854.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES
     Presented below is certain information regarding each person known or believed by the Company to own 10% or more of the Company’s voting securities as of the date hereof and as of the Effective Date:

NAME AND COMPLETE	TITLE OF CLASS	AMOUNT		PERCENTAGE OF VOTING
MAILING ADDRESS	OWNED	OWNED		SECURITIES OWNED
Grace Brothers, Ltd. and Bradford T. Whitmore	Common Stock	7,475,962	[1]	19.60%
1560 Sherman Ave.
Suite 900
Evanston, IL 60201

Robert E. Mead	Common Stock	9,349,417	[2]	24.51%
1221 River Bend Drive
Suite 120
Dallas, TX 75247

[1]	This information is based upon information provided by Grace Brothers, Ltd. (“Grace”) and Bradford T. Whitmore (“Whitmore”) on Form 4 filed with the Securities and Exchange Commission on April 2, 2009. Grace beneficially owns 6,118,825 shares, and Whitmore beneficially owns 1,357,137 shares. Whitmore and Spurgeon Corporation (“Spurgeon”) are the general partners of Grace. As general partners of Grace, Whitmore and Spurgeon may be deemed beneficial owners of the shares owned by Grace, although they disclaim beneficial ownership. Mr. Whitmore is the brother of Rebecca Janet Whitmore, a current director of the Company. Ms. Whitmore disclaims any beneficial interest in the shares owned by Grace and Whitmore.

[2]	All 9,349,417 shares are held in the name of “Robert E. Mead, Trustee” under the terms and conditions of that certain Voting Trust Agreement dated November 11, 1999 between Mr. Mead and his wife, Judith F. Mead. Mr. Mead holds sole voting and dispositive power over all 9,349,417 shares held under the Voting Trust Agreement.

UNDERWRITERS
ITEM 6. UNDERWRITERS.
(a)	Persons Acting As Underwriters Within Last Three Years: None

(b)	Proposed Principal Underwriter Of Securities Proposed To Be Offered: None
CAPITAL SECURITIES
ITEM 7. CAPITAL SECURITIES
(a)	The Company has the following authorized class of securities:
(i)	Equity Securities as of March 31, 2009:

Title Of Class	Amount Authorized	Amount Outstanding
Common Stock, $.01 par value	100,000,000 shares	38,146,943 shares

Preferred Stock, $.01 par value	10,000,000 shares	None
(ii)	Debt Securities as of March 31, 2009:

Title Of Class	Amount Authorized	Amount Outstanding
8% Senior Subordinated Notes due 2010	$24,671,000	$22,466,500
(b)	Voting Rights
     Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders. There are no other outstanding securities with voting rights.
INDENTURE SECURITIES
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
     The following analysis of Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (“TIA”), is a summary and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to this application. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.
     A. Event of Default
     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal on the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply for 30 days after notice from the Trustee or the Holders of at least 25% in principal amount of their outstanding Exchange Notes with the provisions described under the Sections of the Indenture entitled “Restricted Payments,” “Incurrence and Issuance of Preferred Stock,” “Asset Sales,” “Offer to Repurchase Upon Change of Control,” and “Merger Consolidation or Sale of Assets”; (iv) failure by the Company to comply with any of its other agreements in the Indenture or the Exchange Notes for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, that in the case of any such Payment Default under clause (a) such default continues beyond the lesser of 30 days or the longest period for cure provided in any such Indebtedness as to which a Payment Default exists, or in the case of any acceleration of Indebtedness described in clause (b), such Indebtedness is not discharged or such acceleration cured, waived, rescinded or annulled within the lesser of 30 days after acceleration or the longest period for cure provided in any such Indebtedness which has been accelerated; (vi) a final judgment or judgments aggregating in excess of $5.0 million are entered against the Company or any of its Restricted Subsidiaries, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (ix) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Restricted Subsidiaries, or any group of Restricted Subsidiaries, that taken as a whole, would constitute a Significant Restricted Subsidiary.
     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes may declare all the Exchange Notes to be due and payable immediately; provided, however, that so long as any Designated Senior Debt is outstanding, no such acceleration shall be effective until five business days after the giving of written notice to the Company and the representatives under the Designated Senior Debt of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Exchange Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Exchange Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Exchange Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Exchange Notes.
     B. Authentication and Delivery
     Two Officers of the Company shall sign the Exchange Notes by manual or facsimile signature. The Company’s seal shall be reproduced on the Exchange Notes and may be in facsimile form. An Exchange Note shall not be valid until authenticated by the manual signature of the Trustee, or its designated authenticating agent. The signature shall be conclusive evidence that the Exchange Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers (an “Authentication Order”), authenticate Exchange Notes for original issue up to the aggregate principal amount of $10,000,000. The aggregate principal amount of Exchange Notes outstanding at any time may not exceed such amount.

     C. Release or Substitution of Property Subject to Lien
     The Company’s obligations under the Exchange Notes are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.
     D. Satisfaction and Discharge of the Indenture
     The Company may, at its option and at any time, elect to have all of its and the Guarantors’ obligations discharged with respect to the outstanding Exchange Notes (“Legal Defeasance”) except for (i) the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal and interest on such Exchange Notes when such payments are due from the trust referred to below, (ii) the Company’s obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Exchange Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal and interest on the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Exchange Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Exchange Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

     E. Evidence of Compliance with Conditions and Covenants
     The Company shall, within 90 days after the close of each fiscal year following the issuance of the Exchange Notes, file with the Trustee an Officers’ Certificate, with one of the Officers executing the same being the principal executive officer, the principal financial officer or the principal accounting officer of the Company, covering the period from the date of issuance of the Exchange Notes to the end of the fiscal year in which the Exchange Notes were issued, in the case of the first such certificate, and covering the preceding fiscal year in the case of each subsequent certificate, and stating whether or not, to the knowledge of each such executing officer, the Company and each Subsidiary Guarantor has complied with and performed and fulfilled all conditions and covenants on its part contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions contained in the Indenture. The Company is also required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
ITEM 9. OTHER OBLIGORS.
     The Company’s obligations under the Indenture will be guaranteed by the following wholly-owned subsidiaries of the Company:
Awards Verification Center, Inc.
Silverleaf Travel, Inc.
Silverleaf Berkshires, Inc.
People Really Win Sweepstakes, Inc.
SLR Research, Inc.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This Application for Qualification comprises:
     (a) Pages numbered 1 to 9, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association , the Trustee under the Indenture to be qualified.
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description of Exhibit

Exhibit T3A.1	Third Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed December 29, 2003).

Exhibit T3A.2	Articles of Correction to the Company’s Third Amended and Restated Articles of Incorporation dated February 9, 2004 (incorporated by reference to Exhibit 3.2 of the Company’s Form 10-K for the year ended December 31, 2003).

Exhibit T3B.1	Third Amended and Restated Bylaws of Company (incorporated by reference to Exhibit 3.1 to Company’s Form 8-K dated November 14, 2007).

Exhibit T3C	Indenture, dated as of the Exchange Date, between the Company and the Guarantors and Wells Fargo Bank, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture together with the subject matter thereof and the pages on which they appear. *

Exhibit T3E	Purchase and Exchange Agreement dated effective as of May 14, 2009.*

Exhibit No.	Description of Exhibit

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA*

Exhibit 25.1	Statement of eligibility and qualifications of the Trustee on Form T-1*

*	filed herewith

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, Silverleaf Resorts, Inc., a Texas corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on the 14th day of May, 2009.

SILVERLEAF RESORTS, INC.

[SEAL]

	By:	/s/ Robert E. Mead

	Name:	Robert E. Mead
	Title:	Chairman, Chief Executive Officer and President
Attest:

By: Name:	/s/ Sandra G. Cearley Sandra G. Cearley
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit

Exhibit T3A.1	Third Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed December 29, 2003).

Exhibit T3A.2	Articles of Correction to the Company’s Third Amended and Restated Articles of Incorporation dated February 9, 2004 (incorporated by reference to Exhibit 3.2 of the Company’s Form 10-K for the year ended December 31, 2003).

Exhibit T3B.1	Third Amended and Restated Bylaws of Company (incorporated by reference to Exhibit 3.1 to Company’s Form 8-K dated November 14, 2007).

Exhibit T3C	Indenture, dated as of the Exchange Date, between the Company and the Guarantors and Wells Fargo Bank, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture together with the subject matter thereof and the pages on which they appear*

Exhibit T3E.1	Purchase and Exchange Agreement dated effective as of May 14, 2009.*

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA*

Exhibit 25.1	Statement of eligibility and qualifications of the Trustee on Form T-1*

*	filed herewith